NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")			August 25, 2021

Canada:	TSX:	KLS
United States:	NYSE American:	KIQ

KELSO TECHNOLOGIES INC. ANNOUNCES THE REGULATORY COMPLETION OF NEW COMMERCIAL TRUCK TANKER EQUIPMENT

Vancouver, British Columbia and Bonham, Texas, - Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) ("Kelso" or the "Company") reports that the Company has completed the design, engineering and required regulatory testing of two key pieces of truck tanker equipment created for the reliable containment and pressure management of commodities that are transported via roads.

The specialized products include a combined pressure/vacuum relief valve (PVR) and a one-bolt manway (OBM).  These new products are based on our existing patents that are utilized in rail tank car applications and meet all DOT 407 49 CFR 178.345 regulations.  Over the past several years the Company's strategic development partners have been instrumental in finalizing all design specifications for roadway applications.  The Company believes that Kelso has reached the key milestone of approval of the PVR and OBM design with the trucking industry setting the stage for potential full market adoption.

Key advantages of the OBM include:

  100% made in the United States with short delivery times for customers
  Elimination of eye bolts saves time, reduces tripping hazards and reduces likelihood of leaks
  Reduced operational open/close time (more efficient turnaround times)
  Uniform pressure of the lid and straps results in increased gasket life providing cost savings
  Enhances user safety

Key advantages of the PVR include:

  100% made in the United States with short delivery times for customers
  Robust design utilizing fabricated parts with no castings (can be re-certified for continued use)
  Reliability of constant force springs extends life of the valve
  Available with 25psi and 30psi Maximum Allowable Working Pressure (MAWP) applications

During the development process several prototypes of the PVR and OBM were installed on a truck tanker for design assessment and testing by the Company's industrial technology partner.  After design completion, the OBM and PVR were fully field-tested and successfully vetted at a third party laboratory to ensure both products met or exceeded the established requirements and they are now ready for full market distribution.  The Company has commenced marketing and sales initiatives to promote wide scale adoption of the truck tanker OBM and PVR.  Management believes that these new product entries can lead to new multi-million-dollar revenue opportunities from truck tanker markets.

James R. Bond, CEO of the Company comments that: "Despite frustrating time delays and scheduling interruptions imposed by pandemic circumstances, the Company's relationships continued to grow with an increased number of strategic product development stakeholders.  This has allowed Kelso to maintain the development of its brand through the creation of new technology solutions for transportation operations in rail, road and wilderness transportation markets.  The successful completion of the regulatory qualified truck tanker PVR and OBM are key examples of the benefits of our commitment to research and development of unique products targeting previously untapped revenue opportunities.  Management continues its research and development initiatives based on specific stakeholders' design needs and engineering input which have proven to be very effective and efficient strategically.  Over time the objective is to expand financial growth and performance from sales from a growing portfolio of regulatory compliant products servicing a wider range of transportation markets."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements and Information: This news release contains "forward-looking statements and information" within the meaning of applicable securities laws. Forward-looking statements are indicated expectations or intentions.  Forward-looking statements in this news release include that the Company believes that this key milestone of approval of the PVR and OBM design with the trucking industry sets the stage for full market adoption; that Management believes that these new product entries can lead to new multi-million-dollar revenue opportunities from truck tanker markets; that the successful completion of the regulatory qualified truck tanker PVR and OBM are key examples of the benefits of our commitment to research and development of unique products targeting untapped revenue opportunities; that Management will continue research and development initiatives based on stakeholders' design needs and engineering input which have proven to be very effective and efficient strategically and; that over time the Company can expand financial growth and performance from a growing portfolio of products servicing a wider range of transportation markets.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company's products may not work as well as expected; we may not be able to break into new markets, because such markets are served by strong and embedded competitors or because of long term supply contracts; and we may not be able to grow and sustain anticipated revenue streams. We may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development. Our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products. Our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged. Our intended technologies may infringe the intellectual property of other parties. We may not have any parties interested in licensing our technology as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com